MONDIAL VENTURES, INC.
6564 Smoke Tree Lane
Paradise Valley, Arizona 85253
Tel: 480.948.6581, Fax: 623.321.1914

                                      February 4, 2015

Attn: Mr. John Cannarella, Staff Accountant
Copy to: Mr. Karl Hiller, Branch Chief                                                                                                   VIA CORRESPONDENCE
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C., 20549
Tel: (202) 551-3337; Tel: (202) 551-3686

Re:          Response (Second) Correspondence to
Comment Letter dated December 31, 2014
Mondial Ventures, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed April 15, 2014
File No. 000-51033

Dear Mr. Cannarella:

                Thank you for your written correspondence December 31, 2014, review of our firs correspondence January 14, 2015, and our telephone discussion February 4, 2015.

We reconfirm receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Dennis R. Alexander, CEO, dated December 31, 2014 (the “Commission Comment Letter”). The Commission Comment Letter indicates that the purpose of the Staff’s review is to assist the Company in its compliance with the applicable disclosure requirements and to provide information to the Staff to better understand the disclosure in the Company’s filings. The Commission Comment Letter requests that the Company respond to the comments within 10 days of the letter, which we have understood to be as of January 15, 2015, or tell the Staff the date by when the Company will provide its response. The Company hereby respectfully requests additional time on the first extension requested for its response from Friday, February 6, 2015 to Friday February 20, 2015 (the “Extension”).

The Company is requesting additional time on Extension for the following reasons. The Commission Comment Letter contains 4 comments many of which require the input and final review analysis from a variety of sources, including the auditors, reserve engineers, senior management, and legal counsel. The Company has a subsidiary that is additionally in audit process and taking additional time due differences in its Fiscal year end and other Foreign requirements. The Company needs the Extension in order to have the benefit of additional time needed to accomplish all if its tasks along with coordination of the input and analysis from each of these different constituents. We believe the Extension will help ensure that we have time to be able to obtain and utilize the sufficient resources to respond to the Commission Comment Letter effectively.

The Company will use its best efforts to respond to the Commission Comment Letter as soon as practicable, but believes that by obtaining the Extension, it will be have adequate time to best respond to the Commission Comment Letter.

If you have any questions or comments to this letter, please call the undersigned at (480) 948-6581.

Sincerely,

/s/Dennis R Alexander
Dennis R Alexander
CEO